UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BlackLine, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

09239B 109

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09239B 109	13G	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Sumeru Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,948,612 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,948,612 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,948,612 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

The percentage is calculated using the 54,644,937 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 09239B 109	13G	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Technology Investors Sumeru, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 35,261 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 35,261 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,261 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

The percentage is calculated using the 54,644,937 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 09239B 109	13G	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Technology Associates Sumeru, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,983,873 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,983,873 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,873 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

The percentage is calculated using the 54,644,937 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 09239B 109	13G	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): SLTA Sumeru (GP), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,983,873 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,983,873 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,873 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

The percentage is calculated using the 54,644,937 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 09239B 109	13G	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Ajay Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)

The percentage is calculated using the 54,644,937 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 09239B 109	13G	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Silver Lake Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,983,873 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,983,873 shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,873 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

The percentage is calculated using the 54,644,937 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q (File No. 001-37924) filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. 09239B 109	13G	Page 8 of 16 Pages

Explanatory Note:

The Statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 13, 2017 by the persons named therein, is hereby amended and restated by this Amendment No. 2.

Item 1(a)	Name of Issuer:

BlackLine, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

21300 Victory Boulevard, 12th Floor, Woodland Hills, CA 91367

Item 2(a)	Name of Person Filing:

This Schedule 13G is filed jointly by (i) Silver Lake Sumeru Fund, L.P. (“SLSF”), a Delaware limited partnership, (ii) Silver Lake Technology Investors Sumeru, L.P. (“SLTI,” and, together with SLSF, the “Investors”), a Delaware limited partnership, (iii) Silver Lake Technology Associates Sumeru, L.P. (“SLT LP”), a Delaware limited partnership, (iv) SLTA Sumeru (GP), L.L.C. (“SLTA”), a Delaware limited liability company, (v) Ajay Shah (“Shah”) and (vi) Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”) (all of the foregoing, the “Reporting Persons”).

SLG is the managing member of SLTA, which is the general partner of SLT LP, which is the general partner of SLSF, which directly holds 3,948,612 shares of Common Stock of the Issuer (the “SLSF Shares”). SLT LP is also the general partner of SLTI, which directly holds 35,261 shares of Common Stock of the Issuer (the “SLTI Shares, and together with the SLSF Shares, the “Silver Lake Sumeru Shares”).

As the general partner of each of SLSF and SLTI, SLT LP may be deemed to share voting and dispositive power with respect to the Silver Lake Sumeru Shares. As the general partner of SLT LP, SLTA may be deemed to share voting and dispositive power with respect to the Silver Lake Sumeru Shares. As the managing member of SLTA, SLG may be deemed to share voting and dispositive power with respect to the Silver Lake Sumeru Shares. Shah no longer beneficially owns any Silver Lake Sumeru Shares.

Each Reporting Person disclaims beneficial ownership of the Silver Lake Sumeru Shares, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

CUSIP No. 09239B 109	13G	Page 9 of 16 Pages

Item 2(c)	Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

09239B 109

Item 3	If this statement is filed pursuant to §§ 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d- l(b)(l)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-l(b)(l)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(l)(ii)(K).

Not applicable.

CUSIP No. 09239B 109	13G	Page 10 of 16 Pages

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

See responses to Item 9 on each cover page.

Entities affiliated with each of the Investors, Iconiq Strategic Partners, L.P., Therese Tucker and Mario Spanicciati (collectively, the “Stockholders”) and the Company are parties to a Stockholder Agreement, dated as of October 27, 2016 (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Persons, the Stockholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 17,453,521 shares of Common Stock (which includes options to purchase 102,338 shares of Common Stock exercisable within 60 days of December 31, 2018) and 14,371 shares of Common Stock issuable pursuant to restricted stock units that are subject to vesting conditions within 60 days of December 31, 2018, or 31.87% of the Common Stock of the Issuer calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with Iconiq Strategic Partners, L.P., Therese Tucker and Mario Spanicciati are separately making Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

(b)	Percent of class: See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)	shared power to vote or to direct the vote: See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)	sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)	shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder.

CUSIP No. 09239B 109	13G	Page 11 of 16 Pages

The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

As of December 31, 2018, Shah no longer beneficially owns any Silver Lake Sumeru Shares.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

See Item 4 above.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-l(c).

CUSIP No. 09239B 109	13G	Page 12 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 13, 2019.

SILVER LAKE SUMERU FUND, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE TECHNOLOGY INVESTORS SUMERU, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES
SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA SUMERU (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

CUSIP No. 09239B 109	13G	Page 13 of 16 Pages

/s/ Ajay Shah
Ajay Shah

SILVER LAKE GROUP, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

CUSIP No. 09239B 109	13G	Page 14 of 16 Pages

EXHIBIT INDEX

Exhibit No.
99.1	Joint Filing Agreement dated as of February 13, 2019, by and among each of the Reporting Persons